B/11

03014700

RECD S.E.C.

FEB 2 8 2003

536

3B 3/6 8-51001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51001

RECEIVED FEB 2 8 2003

SECURITIES AND EXCHANGE COMMISSION

DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 AND ENDING 12/31/2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hand Securities, Inc.

OFFICIAL USE ONLY
45198
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 Northwest Central Drive
(No. and Street)

Houston (City) Texas (State) 77092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristy K. Johnson (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

700 Louisiana Street (Address) Houston (City) Texas (State) 77002 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristy K. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hand Securities, Inc., as of December 31, 20 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kristy K Johnson
Signature

Kristy K. Johnson FINOP
Title

Debra M Saldivar
Notary Public

DEBRA M. SALDIVAR
Notary Public, State of Texas
My Commission Expires
December 01, 2003

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAND SECURITIES, INC.

Financial Statements and Schedule

December 31, 2002

(With Independent Auditors' Report Thereon)

Confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of
the Securities and Exchange Commission

KPMG

700 Louisiana
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041

Independent Auditors' Report

The Board of Directors
Hand Securities, Inc.:

We have audited the accompanying statement of financial condition of Hand Securities, Inc. (the Company) as of December 31, 2002 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hand Securities, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

February 21, 2003

HAND SECURITIES, INC.

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	140,404
Deposit with clearing organization		50,800
Accrued mutual fund fees receivable		93,106
Receivable from Parent		5,083
Other assets		11,842
Total assets	$	301,235
Liabilities and Stockholder's Equity		
Accounts payable	$	36,878
Income taxes payable to Parent		53,971
Total liabilities		90,849
Commitments and contingencies		
Stockholder's equity:		
Common stock, $1.00 par value. Authorized 50,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid-in capital		91,000
Retained earnings		118,386
Total stockholder's equity		210,386
Total liabilities and stockholder's equity	$	301,235

See accompanying notes to financial statements.

HAND SECURITIES, INC.

Statement of Operations

Year ended December 31, 2002

Revenues:		
Mutual fund commissions and fees	$	909,345
Interest		2,144
Total revenues		911,489
Expenses:		
Administrative fees		669,042
Management fees		90,000
Operating		139,027
Total expenses		898,069
Income before income tax expense		13,420
Income tax expense		3,055
Net income	$	10,365

See accompanying notes to financial statements.

HAND SECURITIES, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2002

	Common stock			Additional paid-in capital	Retained earnings	Total
	Shares		Amount			
Balance, December 31, 2001	1,000	$	1,000	91,000	108,021	200,021
Net income	—		—	—	10,365	10,365
Balance, December 31, 2002	1,000	$	1,000	91,000	118,386	210,386

See accompanying notes to financial statements.

HAND SECURITIES, INC.

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:		
Net income	$	10,365
Changes in assets and liabilities:		
Decrease in deposit with clearing organization		200
Increase in accrued mutual fund fees receivable		(22,999)
Increase in receivable from Parent		(1,000)
Decrease in other assets		17,991
Decrease in accounts payable		(325,194)
Increase in income taxes payable to Parent		2,429
Net cash used in operating activities		(318,208)
Cash and cash equivalents at beginning of year		458,612
Cash and cash equivalents at end of year	$	140,404

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization and Operations

Hand Securities, Inc. (the Company), formerly American Industries Retirement Securities Corporation, was incorporated in Texas on February 2, 1998 and began operations in 1999. The Company acts as an agent in connection with the purchase and sale of equity and debt securities and with the purchase and sale of shares in mutual funds with customer accounts cleared on a fully disclosed basis. The Company is a wholly owned subsidiary of Hand Benefits & Trust, Inc. (the Parent).

The Company operates pursuant to the (k)(2)(ii) exemptive provision of the Securities and Exchange Commission's (SEC) Rule 15c3-3 and does not hold customer funds or securities but, as an introducing broker or dealer, will clear all transactions with and for customers on a fully disclosed basis through a clearing broker. The Company is a member of the National Association of Securities Dealers, Inc., and is registered as a securities dealer with the SEC and various states.

(b) Securities Transactions

Securities transactions and related sales commission revenues are recorded on a trade-date basis. Mutual fund revenues consist of sales commissions, 12b-1 fees, and subtransfer agent fees. The 12b-1 fees and subtransfer agent fees are accrued as earned.

(c) Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. During the year ended December 31, 2002, the difference between the statutory federal tax rate and the Company's effective tax rate is primarily due to effective graduated tax rates.

(d) Statement of Cash Flows

The Company considers all liquid financial instruments with original maturities of less than 90 days and not pledged or otherwise restricted as cash and cash equivalents.

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

(2) Net Capital Requirements

The Company is subject to the net capital rules adopted and administered by the SEC. The rules prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1. At December 31, 2002, the Company's ratio of aggregate indebtedness to regulatory net capital was 0.95 to 1, and its regulatory net capital of $95,793 was in excess of the minimum net capital required of $50,000.

Deposits with the clearing organization are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing organization that requires, among other things, for the clearing organization to perform a computation of deposits similar to the customer reserve computation set forth in Rule 15c3-3.

(3) Clearing Organization

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit balance of approximately $50,000 as of December 31, 2002 be maintained by the Company. The deposit with the clearing organization bears interest at a rate determined by the clearing organization and is due on demand.

(4) Commitments and Contingencies

Market Risks and Credit Risks

In the normal course of business, the Company's activities involve the execution, settlement, and financing of securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile markets.

The clearing broker, through which accounts are introduced, and the Company seek to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines and by monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary.

(5) Related-Party Transactions

Two affiliates, Hand Benefits and Trust Company and Hand and Associates, Inc., perform administrative and management functions, respectively, relative to the Company, for which the Company pays a monthly fee. During 2002, administrative fees paid to Hand Benefits and Trust Company were $669,042, and management fees paid to Hand and Associates, Inc. were $90,000 for these services. There were no payables related to these fees at December 31, 2002.

Substantially all of the Company's revenue comes from commissions and fees earned on mutual fund investments of 401(k) plan accounts or trust accounts held in trust by Hand Benefits and Trust Company.

(Continued)

HAND SECURITIES, INC.

Notes to Financial Statements

December 31, 2002

(6) **Rule 15c3-3**

The Company is exempt from Rule 15c3-3 under subsection (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession of Control Requirements" are not required.

HAND SECURITIES, INC.

Computation of Net Capital, Aggregate Indebtedness,
and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2002

Net capital:		
Total stockholder's equity	$	210,386
Less:		
Nonallowable assets		(95,593)
Other deductions, fidelity bond excess deductible		(19,000)
Net capital	$	95,793
Aggregate indebtedness	$	90,849
Net capital requirement (the greater $50,000 or 6-2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of required amount		45,593
Ratio of aggregate indebtedness to net capital		0.95 to 1
Nonallowable assets:		
Accrued 12b-1 fees and subtransfer agent fees	$	78,668
Receivable from Parent		5,083
Other assets		11,842
	$	95,593

Note: This computation differs from the computation of net capital and aggregate indebtedness under Rule 15c3-1 as of December 31, 2002 filed on January 23, 2003 by the Company with the National Association of Securities Dealers, Inc. on Part II on Form X-17A-5 as follows:

		Net capital	Aggregate indebtedness	Ratio of aggregate indebtedness to net capital
As reported on Part II on Form X-17-A-5	$	106,712	79,930	74.9%
Audit adjustments		(10,919)	10,919	19.9%
As presented above	$	95,793	90,849	94.8%

See accompanying independent auditors' report.

KPMG

700 Louisiana
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Hand Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Hand Securities, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 21, 2003